UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED

(Translation of registrant’s name into English)

Level 28,

10 Eagle Street

Brisbane, Queensland 4000

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

ASX ANNOUNCEMENT

3 October 2025

2025 Annual General Meeting

Information

North American lithium producer Elevra Lithium Limited (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) (“Elevra” or “Company”) announces the following indicative key dates for the 2025 Annual General Meeting:

Date	Event

10 October 2025	Last date for nomination of Directors

20 October 2025	Release of 2025 Notice of Annual General Meeting

21 November 2025	2025 Annual General Meeting

Shareholders will be provided with information on how to participate in the Annual General Meeting when the Notice of Meeting is released on 20 October 2025.

Announcement authorised for release by Elevra’s Managing Director.

About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR; OTCQB:SYAXF) with projects in Québec, Canada, United States, Ghana and Western Australia.

In Québec, Elevra’s assets comprise North American Lithium (100%) and a 60% stake in the Moblan Lithium Project in Northern Québec. In the United States, Elevra has the Carolina Lithium project (100%) and in Ghana the Ewoyaa Lithium project (22.5%) in joint venture with Atlantic Lithium.

In Western Australia, the Company holds a large tenement portfolio in the Pilbara region prospective for gold and lithium.

For more information, please visit us at www.elevra.com

For more information, please contact:

Andrew Barber

Investor Relations

PH: +61 7 3369 7058

ELEVRA LITHIUM	1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: October 3, 2025	By:	/s/ Dylan Roberts
		Name:	Dylan Roberts
		Title:	Company Secretary and General Counsel